Stradley Ronon Stevens & Young, LLP 191 N. Wacker Drive, Suite 1601 Chicago, IL 60606-1615 Telephone 312-964-3500 Fax 312-964-3501

MARK R. GREER

312.964.3505

mgreer@stradley.com

Direct Fax: 312.964.3501

August 31, 2020

VIA EDGAR

Mr. David L. Orlic

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:    InvestEd Portfolios

File Nos. 811-10431 and 333-64172 / CIK #0001141323

Dear Mr. Orlic:

On behalf of the InvestEd Portfolios (the “Registrant” or the “Trust”), I am responding to the comments that you provided to me on August 6, 2020, as I understand them, regarding Post-Effective Amendment No. 38 to the registration statement of the Registrant, as filed on June 17, 2020 (the “Amendment”), which was made to reflect certain changes to the existing series of the Registrant and to register four new series of the Registrant (each existing and new series being a “Portfolio” and, collectively, the “Portfolios”). Each of your comments on the Amendment is repeated below, with the Registrant’s response immediately following. Revised text is indicated in bold typeface. In addition, we hereby confirm that the Registrant will include all information omitted from the Amendment in a subsequent post-effective amendment.

1.	Comment:	Please explain supplementally how the Portfolios will comply with Section 12(d)(1) of the Investment Company Act of 1940 (the “1940 Act”).

	Response:	The Portfolios do not intend to invest in unaffiliated registered investment companies in excess of the limits imposed by Section 12(d)(1)(A) of the 1940 Act, except for investments in certain “iShares” exchange-traded funds (“ETFs”) issued by BlackRock. For their investments in those iShares ETFs, the Portfolios intend to rely upon relief from Section

Mr. David Orlic

U.S. Securities and Exchange Commission

August 31, 2020

12(d)(1) contained in an order issued to the iShares Trust (In the Matter of iShares Trust et. al., Investment Company Act Release No. 29172 (March 10, 2010)) (the “iShares Order”). The Board of Trustees of the Trust has adopted policies and procedures required by the iShares Order to permit the Trust to rely on the exemptive relief. Additionally, prior to investing in the iShares ETFs, the Trust will enter into a participation agreement with iShares Trust, iShares U.S. ETF Trust, iShares, Inc., and iShares U.S. ETF Company, Inc., as required by the iShares Order.

2.	Comment:	The section “Principal Investment Strategies” of each summary prospectus states that “IICO seeks to diversify the Portfolio’s allocation to fixed income securities by interest rate and credit exposure.” Please confirm if maturity is also considered as a factor in the allocation strategy. If so, please include disclosure discussing the range of maturities of the assets held by the Portfolios’ underlying funds.

	Response:	The Registrant notes that the registration statement lists short-term fixed income investments as an asset class in which the Portfolios will invest and discloses the risks of exposure to those short-term bonds, including principally interest rate risk. The Portfolios do not consider maturity to be a separate factor in their allocation strategy, but rather consider maturity to be a component of its interest rate allocation process, given that maturity can approximate a bond’s (or bond fund’s) sensitivity to interest rates.

3.	Comment:	In the sections “Principal Investment Risks” of each summary prospectus and “Additional Information About Principal Investment Strategies, Other Investments and Risks—Risks of the Portfolios” of the statutory prospectus, please consider rearranging the order in which the principal risks are presented, so as to prioritize those risks that are most likely to adversely affect a Portfolio’s net asset value and total return.

	Response:	We will consider implementing the staff’s request across the entirety of the Ivy Funds complex, but respectfully decline to make the requested change at this time.

4.	Comment:	In the section “Principal Investment Risks—Fund of Funds Risk—Low-Rated Securities Risk,” the disclosure states that low-rated securities also are referred to as “high-yield” or “junk” bonds. Please disclose that such securities may be referred to as “non-investment grade,” given that the disclosure uses that term to describe those assets in the “Principal Investment Strategies” section.

	Response:	The disclosure has been revised in accordance with the staff’s request. It now reads as follows:

Mr. David Orlic

U.S. Securities and Exchange Commission

August 31, 2020

Low-Rated Securities Risk. In general, low-rated debt securities (commonly referred to as “high-yield,” “non-investment grade” or “junk” bonds) offer higher yields due to the increased risk that the issuer will be unable to meet its obligations on interest or principal payments at the time called for by the debt instrument.

5.	Comment:	With respect to a Portfolio’s investments in underlying funds, please add the associated risks of the underlying funds in circumstances where the Portfolio invests greater than 25 percent of its assets in such fund.

	Response:	The Registrant notes that a discussion of the types of investments, strategies and risks utilized by the underlying funds’ is set forth in the Statement of Additional Information.

6.	Comment:	In the section of the prospectus titled “Your Account—Ivy InvestEd 529 Plan—Choosing a Portfolio,” please bold the following sentence:

For accounts investing in the Age-Based Plan, as a Designated Beneficiary ages, the account will be automatically exchanged into the next Portfolio that, in each case, will reduce the account’s allocation to equity investments by approximately 10% and increasing its allocation to fixed income investments by approximately the same amount.

	Response:	That text has been bolded.

7.	Comment:	The Legal Opinion incorporated by reference as an exhibit to the Amendment refers to Schedule A of the Amended and Restated Agreement and Declaration of Trust for the Trust, dated as of August 16, 2017 (the “Governing Instrument”). However, certain of the Portfolios are missing on that Schedule.

	Response:	The Legal Opinion incorporated by reference as an exhibit to the Amendment refers to the Governing Instrument, as amended through the date of the Legal Opinion (April 29, 2020). The Schedule to the Governing Instrument sets forth the Portfolios in existence as series of the Trust as of that date. The Registrant will update the schedule to its Governing Instrument to reflect the four new Portfolios and file that updated schedule as an exhibit accompanying a subsequent Post-Effective Amendment. It will also file Legal Opinions concerning the legality of the shares being offered by those Portfolios as exhibits to that Post-Effective Amendment.

Mr. David Orlic

U.S. Securities and Exchange Commission

August 31, 2020

8.	Comment:

We note the Legal Opinion filed as an exhibit to the Amendment contains certain assumptions that appear to “assume away” certain topics in contravention of the guidance issued in Staff Legal Bulletin No. 19 (Legality and Tax Opinions in Registered Offerings). Specifically, the Legal Opinion assumes: (1) the due formation or organization, valid existence and good standing of each entity that is a signatory to any of the documents reviewed by counsel under the laws of the jurisdiction of its respective formation or organization; and (2) the taking of all appropriate action by the Trustees to designate the series and classes of shares covered by the Registration Statement and the rights and preferences attributable thereto as contemplated by the Trust’s governing instrument.

Response:

With respect to the first assumption, we have revised the Legal Opinion as follows: (i) the due formation or organization, valid existence and good standing of each entity that is a signatory to any of the documents reviewed by us (other than the Trust) under the laws of the jurisdiction of its respective formation or organization.

Additionally, in accordance with the staff’s request, the Legal Opinion being filed as an exhibit to a subsequent Post-Effective Amendment will not include the second assumption, in compliance with the guidance set forth in Legal Bulletin No. 19.

*                                             *                                             *

 We believe that this information responds to all of your comments. If you should require additional information, please call me at (312) 964-3505.

Sincerely,

/s/ Mark R. Greer

Mark R. Greer, Esq.

Copy:	Philip Shipp, Esq.

Jennifer Dulski, Esq.

Alan P. Goldberg, Esq.